CRATER MOUNTAIN RESOURCES, INC.
4666 Mission Avenue, Suite 1
San Diego, CA 92116
Telephone (619) 819-7595

December 22, 2008

Mr. Douglas Brown or
Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission
Division of Corporation Finance
202 Fifth Street N.W.
Mail Stop 7010
Washington, D.C. 20549

RE:  Crater Mountain Resources, Inc.
        Amendment No. 2 to Registration Statement on Form S-1
        File No. 333-151085
        Filed December 4, 2008

Dear Mr. Brown or Ms. Moncada-Terry:

In response to your letter of December 12, 2008, regarding the above-referenced filing, I herewith respectfully provide the following responses, keyed to correspond to your enumerated comments:

General

           1.     Please see the revised disclosures in the Description of Business section on pages 13 and 14, which now reflect that we are an exploration stage company and not a development stage company.

Plan of Operation

2.	Please see the revised disclosures in this section on page 17.

Background Information about Our Officers and Directors

           3.   Please see the revised disclosures in my background information on page 21.

           4.   Please see the first paragraph under Item 15. Recent Sales of Unregistered Securities in Part II on page 36; the footnotes to the table in the Security Ownership of Certain Beneficial Owners and Management section on page 23; and the revised disclosures in the Certain Relationships and Related Transactions section on page 23.

Thank you for your kind cooperation and assistance in the review of our registration statement.

Regards,

/s/ Roger Renken

Roger Renken,
President and CEO

RR:

Enclosures